January 27, 2016

VIA EDGAR

Sandra B. Hunter
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Eldorado Resorts, Inc.
Registration Statement on Form S-4
Filed January 14, 2016
File No. 333-208993

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Eldorado Resorts, Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-4, as amended (File No. 333-208993) (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective as of 4:45 p.m. Eastern Time on January 28, 2016 or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”).

In connection with the foregoing, the Company acknowledges the following:

•                        should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                        the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                        the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Milbank, Tweed, Hadley & McCloy LLP, by calling Deborah J. Conrad at (213) 892-4671.  Also, if you have any questions regarding the foregoing, please do not hesitate to contact Ms. Conrad at the phone number above or me at (775) 328-0102.

Very truly yours,

ELDORADO RESORTS, INC.

By:	/s/ Anthony L. Carano
Name:	Anthony L. Carano
Title:	Secretary

cc:  Deborah J. Conrad, Milbank, Tweed, Hadley & McCloy LLP